July 15, 2024

Jing Hu
Chief Executive Officer
AgiiPlus Inc.
Level B1, Building 3, No.1-10
Lane 1500, Kongjiang Rd.
Yangpu, Shanghai 200093
People   s Republic of China

       Re: AgiiPlus Inc.
           Amendment No. 9 to Registration Statement on Form F-1
           Filed June 25, 2024
           File No. 333-267461
Dear Jing Hu:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 11, 2024 letter.

Amendment No. 9 to Registration Statement on Form F-1 filed June 25, 2024
Item 9. Undertakings, page II-4

1. We note your response to prior comment 4. Please revise to provide the applicable undertakings in the exact form required by Item 512 of Regulation S-K. In this regard, we note that your Item 512(a)(1)(iii) undertaking includes qualifying language upon which it appears you are not entitled to rely, as your registration statement is on Form F-1.
       Please contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Isabel Rivera at 202-551-3518 with any other questions.
 July 15, 2024
Page 2



                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction
cc:   Guillaume de Sampigny